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                            March 9, 2023

       Anthony Gruber
       Chief Financial Officer
       MamaMancini's Holdings, Inc.
       25 Branca Road
       East Rutherford, NJ 07073

                                                        Re: MamaMancini's
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 28,
2023
                                                            File No. 333-270087

       Dear Anthony Gruber:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 28, 2023

       Executive Compensation, page 48

   1. Please update your executive and director compensation tables for fiscal year ended
                                                        January 31, 2023.
 Anthony Gruber
FirstName  LastNameAnthony
MamaMancini's   Holdings, Inc.Gruber
Comapany
March      NameMamaMancini's Holdings, Inc.
       9, 2023
March2 9, 2023 Page 2
Page
FirstName LastName
General

2. We note you have incorporated by reference certain prior filings and all filings made under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act made on or after the date of the registration statement. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, the fiscal-year ended January 31, 2023, it therefore appears you have not satisfied the requirements of paragraph C of Instruction VII to Form S-1.
         Please provide your analysis demonstrating that you are eligible to use incorporation by reference. Otherwise, please revise to include directly in your document all disclosure required by Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Robert Diener